Form 51-102F1

Annual Management Discussion and Analysis

For

Pacific North West Capital Corp.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is Management’s assessment of the results and financial condition of Pacific North West Capital Corp. (the “company” or “PFN”) for the year ended April 30, 2005 and should be read in conjunction with the financial statements for the year ended April 30, 2005 and related notes. The date of this Management’s discussion and analysis is July 7, 2005.  Additional information on the company is available on SEDAR at www.sedar.com.

Business of Pacific North West Capital Corp

Pacific North West Capital Corp is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit in Canada, the United States and New Zealand with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Pacific North West Capital Corp for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended April 30,(audited)
	2005	2004	2003
Total Revenues	$468,730	$380,952	$284,804
General and administrative expenses	1,893,818	1,473,225	$1,364,612
Mineral property costs incurred	3,184,584	1,891,318	1,395,570
Mineral property costs recovered	(2,180,484)	(1,585,714)	(999,122)
Income (loss) before other items ➢ In total ➢ Basic and diluted loss per share	(1,893,818) (0.06)	(1,473,225) (0.06)	(1,364,612) (0.07)
Net income (loss) from continuing operations ➢ In total ➢ Basic and diluted loss per share	(1,894,297) (0.06)	(1,276,008) (0.05)	(1,323,658) (0.06)
Totals Assets	6,070,616	7,202,319	1,785,530
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31
	2005	2005	2004	2004	2004	2004	2003	2003
Total revenues	$211,651	$96,644	$110,944	$49,491	$99,920	$96,092	$130,418	$54,522
Net loss	805,495	532,268	297,395	259,139	503,953	205,335	363,197	203,523
Net loss per share	0.03	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Total assets	6,070,616	6,508,816	6,802,520	7,015,719	7,202,319	5,680,659	3,193,241	1,980,803

Results of operations

The year ended April 30, 2005 resulted in a net loss of $1,894,297 which compares with a loss of $1,276,008 for the same period in 2004. General and administrative expenses for the year ended April 30, 2005 were $1,893,818 an increase of $420,593 over the same period in 2004. Stock-based compensation  of $582,434 were recorded as compared to $223,000 in the previous year. The company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on or after May 1, 2002. Mineral property costs of $270,083 were written off while all other general and administrative costs were relatively the same compared to the previous year. A foreign exchange loss of $130,514 was reported as the company had approximately $1,000,000 in US funds for which the exchange rate was detrimental during the year. Project management fees of $317,329 were earned during the year as compared to $280,354 in the previous year. Interest income was $112,423, an increase of $38,910 over the same period in 2004 as the company had more funds on deposit.

During the year ended April 30, 2005, the company incurred mineral property costs of $3,184,584 with $2,180,484 being funded by joint venture partners. A exploration program consisting of an airborne geophysical survey cost $625,112 over the newly acquired option agreement with Falconbridge in the Timmins area of Ontario.

Shareholder relations and promotional activities undertaken by the company, which included attendance at various trade shows, cost $240,438 for the period ended April 30, 2005, a decrease of $75,405 over the same period in 2004.

Liquidity and capital resources

At April 30, 2005, the company’s working capital, defined as current assets less current liabilities, was $4,518,026 compared with working capital of $5,566,082 at April 30, 2004. Subsequent to year end, the company issued 2,500,000 flow-through shares for gross proceeds of $1,000,000. These flow-through funds  must be spent before Dec. 31, 2006 on qualified Canadian mineral exploration.

During the year, the company issued 100,000 performance shares for proceeds of $1,000 and a fair value of $51,500.  A further 56,400 shares were issued on the exercise of options and warrants for proceeds of $27,920.

The company has a portfolio of investments with a book value of $101,356 and a market value of $132,986 as at April 30, 2005. The main investments consist of 390,188 shares of Freegold Ventures Limited and 226,600 shares of CanAlaska Ventures Ltd. which both have certain directors in common. These amounts are included in the above working capital. The company has total issued and outstanding of 31,817,404 shares at April 30, 2005.

Contractual commitments

The company is committed under an operating lease with a company controlled by Harry Barr for its office premises with the following  minimum basic lease payments to the expiration of the lease on June 30, 2005.  The company is also responsible for its proportionate share of property taxes and operating costs. See “related party transactions” for details.  No mineral option payments have been included as they are being funded by various joint venture partners or may be terminated with appropriate notice. Further information on mineral option payments are disclosed in note 4 of the April 30, 2005 financial statements.

Year ended April 30,	2006	2007	2008	2009	2010	Thereafter

Office lease	$5,460	-	-	-	-	-

Off-balance sheet arrangements

The company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all of the company’s significant accounting policies is included in note 1 to the financial statements for the third year ended April 30, 2005.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in Accounting Policies

Stock-based compensation

During the year ended April 30, 2004, the company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after May 1, 2002. As encouraged by CICA Handbook Section 3870, the company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees and non-employees for the fiscal year beginning May 1, 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Flow through shares

During the year ended April 30, 2005, the company adopted the new accounting pronouncement relating to flow through shares effective for all flow through agreements after March 19, 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow through shares whereby the investor can claim the tax deductions arising from the related resources expenditures.  When resource expenditures are renounced to the investors and the company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (‘losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004.  The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred.  These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs.  The asset retirement cost is to be capitalized and amortized into operations over time.  The company is currently assessing these requirements to ensure its complies with the new standards starting on May 1, 2004.

Financial Instruments and Other Instruments

Pacific North West Capital Corp’s financial instruments consist of cash, accounts receivable, investments, amount due from River Valley Joint Venture, restricted cash – flow-through, accounts payable and cash call payable. Unless otherwise noted, it is management’s opinion that Pacific North West Capital Corp is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Outstanding share data

The company is authorized to issue unlimited common shares without par value.  As at April 30, 2005, there were 31,817,404 outstanding common shares compared to 31,551,004 outstanding shares at April 30, 2004.

Directors, officers, employees and contractors are granted options to purchase common shares under the company stock option plan.  The terms and outstanding balance are disclosed in the below table.

A summary of the company’s options at 30 April 2005 and the changes for the year are as follows:

Number outstanding 30 April 2004	Granted	Exercised	Expired/ Cancelled	Number outstanding 30 April 2005	Exercise price per share	Expiry date
100,000	-	-	(100,000)	-	$0.46	1 July 2004
75,000	-	-	(75,000)	-	$0.76	1 September 2004
13,000	-	(13,000)	-	-	$0.44	20 October 2004
249,000	-	-	(35,000)	214,000	$0.60	15 December 2005
80,000	-	-	(40,000)	40,000	$0.80	18 March 2006
320,000	-	-	(120,000)	200,000	$0.60	21 December 2006
110,000	-	-	(20,000)	90,000	$1.00	10 February 2007
-	150,000	-	-	150,000	$0.60	1 July 2007
900,000	-	(5,000)	(100,000)	795,000	$0.60	31 December 2007
655,000	-		(70,000)	585,000	$0.76	10 September 2008
-	2,000,000	-	(20,000)	1,980,000	$0.60 - $0.70	5 November 2007 5 November 2009
456,500	-	-	(37,000)	419,500	$0.83	28 February 2010 *
400,000	-	-	(20,000)	380,000	$0.60	3 May 2010 **
3,358,500	2,150,000	(18,000)	(637,000)	4,853,500

* During the year, the company extended the exercise date of these options from the original expiry date of 28 February 2005 to 28 February 2010.

** During the year, the company extended the exercise date of these options from the original expiry date of 3 May 2005 to 3 May 2010.

During the year ended April 30, 2005, 2,697,990 performance shares were reserved for issue. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract to the company.  To date, 150,000 performance shares have been issued at $0.01 per share for total proceeds of $1,500. During the year ended April 30, 2005, a further 50,000 performance shares were allotted but not issued.

Related party transactions

During the year ended April 30, 2005, the below related parties were paid the following: A total of $101,240 was paid to a company controlled by Harry Barr, a Director and President of the company for management services; pursuant to an office lease agreement dated October 11, 2000, a total of $53,746 was paid to a company controlled by Harry Barr for office rent; a total of $42,538 was paid to a company controlled by Taryn Downing, an Officer of the company for corporate secretarial services; a total of $46,100 was paid to a company controlled by Gord Steblin, a Director and Officer of the company for accounting services;  a total of $39,800 was paid to a company controlled by Peter Dasler, an Officer of the company for engineering and consulting fees;  a total of $76,226 was paid to a company controlled by John Londry, an Officer of the company for engineering and consulting services; and $2,350 to Lindsay Bottomer, a Director of the company for consulting fees.  Effective February 1, 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $4,500 has been accrued to directors.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the company’s generative exploration programs are successful additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company’s properties.

Subsequent to the year ended April 30,2004, the Canada Revenue Agency (CRA) reviewed and examined the Canadian Exploration Expenses renounced by the company through its issuance of flow through shares for the periods ending December 31, 1998 to December 31, 2003. According to the CRA proposal letter, not all of the exploration expenditures made pursuant to the Kaymin farm-in agreement met the test for having been incurred by the company. On this basis CRA proposed to disallow approximately $2,100,000 of exploration expenditures and charge additional penalty taxes of $267,000. Prior to the filing of the flow through share documents, the company had received independent legal advice that the subject expenditures were appropriate and allowable; therefore, management of the company intends to vigorously contest this proposal.  No amounts have been accrued in these financial statements relating to this situation because management believes it will be successful and the ultimate outcome cannot be determined at the present time.

Outlook

Pacific North West Capital Corp currently has three joint venture agreements in which other companies are earning an interest in Pacific North West Capital Corp’s projects by carrying all costs and making significant exploration expenditures.  The company ended April 30, 2005 with a strong cash position that will enable it to continue its own exploration effects in the United States, Canada and New Zealand seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies exploration and develop such projects in return for the right to earn an interest in them.

Approval

The Board of Directors of Pacific North West Capital Corp has approved the disclosure contained in this annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it.